August 16, 2022

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Elevate.Money REIT I, Inc.

Offering Statement on Form 1-A Post-qualification Amendment No. 2
Filed August 11, 2022
File No. 024-11284

To Whom It May Concern:

On behalf of Elevate.Money REIT I, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Thursday, August 18, 2022, or as soon thereafter as possible.

Sincerely,

ELEVATE.MONEY REIT I, INC.

By:	/s/ Harold Hofer
Name:	Harold Hofer
Title:	Chief Executive Officer

cc:	Alison M. Pear